PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

2nd November 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 2nd November 2007.

"North Sumatra Block A Heads of Agreement"

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

PremierOil
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

North Sumatra Block A Heads of Agreement

Indonesia
Premier notes the following Jakarta Stock Exchange filing made earlier today by the operator of North Sumatra Block A in Indonesia, PT Medco E&P Malaka:

"On October 30, 2007, the Company, through its wholly owned subsidiary, PT Medco E&P Malaka ("Medco E&P Malaka") (altogether called "MedcoEnergi" or the "Company") has signed a Heads of Agreement ("HoA") for gas sales with PT Pupuk Iskandar Muda ("PIM"), a urea fertiliser state owned company of the Republic of Indonesia which is located at the Province of Nanggroe Aceh Darussalam, to supply gas from Block A (PSC) to PIM-1 AND PIM-2 installations.

As stated in the HoA, the Company is targeted to supply gas for 110 Billion British Thermal Unit (BBTU) per day for the period of 7 (seven) years starting from 2010 to 2017 to PIM Fertilizer Plant.

The floor price proposed by MedcoEnergi for this gas supply will be subject to the current price of urea fertilizer.

The gas will be delivered from 3 (three) fields namely Alur Rambong field, Julu Rayeu field and Alur Siwah field, through a 100 km pipeline from Block A.

The HoA is expected to be followed by the Sales Purchase Agreement ("SPA") before the end of the year 2007.

Background:
Block A is situated in East Aceh Regency, Nanggroe Aceh Darussalam Province, operated by Medco E&P Malaka.

The composition of participating interests of the owners of the block is as follows:

PT Medco E&P Malaka	41.67%
Premier Oil Sumatra (North) BV	41.66%
Japex Block A Ltd.	16.67%"

Simon Lockett, Premier's Chief Executive, commented:
"We are pleased to announce the signing of the Heads of Agreement for gas from North Sumatra Block A. When the project comes on-stream in 2010, it will add 10,000 boepd and make a significant contribution to Premier's production target of 50,000 boepd. The increase of our equity in this Block as announced in January 2007 is a good example of our acquisition strategy to add significant value in areas that we know well, and the Block has significant potential for further incremental development and exploration opportunities."

2 November 2007

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant
Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

END